
Mail Stop 3720   April 7, 2008

Thomas M. Kitchen
Senior Executive Vice President
  and Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

       Re: Stewart Enterprises, Inc.
          Form 10-K for the fiscal year ended October 31, 2007
          Filed December 21, 2007
          File No. 1-15449

Dear Mr. Kitchen:

      We have reviewed your filing, including the documents incorporated therein by reference, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Except to as indicated in comment three below, please comply with the remaining comments in future filings, as applicable. You should confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

      1. The purpose of an Overview section is to provide investors with an executive level introduction to Stewart Enterprises, its products and services, and the matters with

which management is concerned primarily in evaluating the company's financial condition and operating results. In future Overview sections, highlight the company-wide and industry-wide matters on which management is focused. This discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. In addition, ensure that your future MD&A sections discuss any known trends, demands or uncertainties that could materially affect your results of operations or liquidity in the future. For example, discuss and analyze the expected effects on your results of operations if the decline in same-store funeral call volume and the trend toward increased cremation continue.

Liquidity and Capital Resources, page 42

2. In future filings, please provide a discussion regarding your ability to meet your short-term and long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

Schedule DEF 14A filed February 26, 2008

Director Compensation for Fiscal 2007, page 16

3. On page 28 you state that John C. McNamara, a former member of the board of directors and the compensation committee, served until the 2007 annual meeting of shareholders at which he did not stand for re-election. Your director compensation information excludes Mr. McNamara. Please amend your Form 10-K to provide a discussion that explains the material elements of your compensation to that individual. See Regulation S-K Item 402(b)(1) and Instructions 1 and 3 to Item 402(b). See also Section 12, Question 12.01 of our Executive Compensation Questions and Answers (last updated: August 8, 2007) available on our website at www.sec.gov.

Executive Compensation
Compensation Discussion and Analysis, page 18

Role of Compensation Consultant and the Analysis Used in Setting Compensation Levels, page 18

4. We note your disclosure on pages 18 and 19 regarding the use of data on other companies' executive compensation, such as Towers Perrin's survey data of the compensation paid by general industry companies. If you used this data for

benchmarking purposes, you must identify the companies in the surveys. See Item 402(b)(2)(xiv) of Regulation S-K. Please confirm that you will identify all of the companies that you considered for purposes of benchmarking named executive officer compensation in future filings. If you did not use the data for benchmarking purposes, clarify how you otherwise utilized the data. Also clarify how the compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation.

The Total Compensation Package
Employment Agreements, page 20

5. In future filings, address in your compensation discussion and analysis why you have employment agreements for some of the officers but not all of them and the reasons for any material differences in significant terms. For example, we note that you do not intend to offer employment or change of control arrangements to executive officers other that the chief executive officer and the chief financial officer.

Annual Incentive Award
Design, page 22

6. In future filings, please explain in more detail the individual annual performance objectives of each of the named executive officers and how the amounts awarded pursuant to the qualitative portion of the annual incentive were determined, including, but not limited to, the assessments made regarding each executive officer's individual performance.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3833 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief